October 21, 2011


Mr. Mark Demilio
Chairman of the Board
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois  60015


Dear Mark,

I am available immediately to meet with The Elliot Group by phone to follow your process, which in your words is for them to evaluate if I am capable
and qualified to be considered as a CEO candidate of Cosi.   After such
review, it is understood that you will then determine in your wisdom whether it is appropriate for me to meet with the Search Committee.

Yours truly,


Brad Blum

BLUM Growth Fund, LLC
250 Park Avenue South
Suite 510
Winter Park, FL  32789